SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of APRIL, 2003 .

                          CALIFORNIA EXPLORATION LTD.
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

          Form 20-F    X        Form 40-F
                    -------               -------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                     No    X
                     -------                -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_____________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                               California Exploration Ltd.
                                               (Registrant)

Date   April 29, 2003                      By  /s/ Nick DeMare
     --------------------                      ---------------------------------
                                               (Signature)
                                               Nick DeMare, Director




1 Print the name and title of the signing officer under his signature.

                           CALIFORNIA EXPLORATION LTD.
                         #1305 - 1090 W. Georgia Street
                              Vancouver, BC V6E 3V7
                       Tel: 604-685-9316 Fax: 604-683-1585
                             TSX VENTURE SYMBOL: CAX

--------------------------------------------------------------------------------


NEWS RELEASE                                                      APRIL 29, 2003

                               3RD QUARTER RESULTS

In accordance with National Instrument 54-102, the Company provides the interim financial results of the Company for the quarter ended February 28, 2003:


                                                            Three Months Ended                 Nine Months Ended
                                                               February 28,                       February 28,
                                                     ------------------------------     ------------------------------
                                                          2003             2002              2003             2002
                                                            $                $                 $                $
EXPENSES

Accounting and administration                                3,523            9,108            16,481           17,986
Amortization of capital assets                                   -            9,131             8,869           27,393
Audit                                                        1,754             (556)            1,754            4,028
Consulting                                                       -                -            14,613                -
Insurance                                                        -           (3,800)            6,539            5,156
Legal                                                        1,783            2,925             5,037           27,534
Office and miscellaneous                                       197           35,553             1,265           56,857
Salaries, wages and benefits                                     -           26,430                 -           53,620
Transfer agent and regulatory filing                         2,088              530             4,178            1,839
Travel and related costs                                         -              248               345              507
                                                     -------------    -------------     -------------    -------------
                                                             9,345           79,569            59,081          194,920
                                                     -------------    -------------     -------------    -------------
LOSS BEFORE OTHER ITEMS                                     (9,345)         (79,569)          (59,081)        (194,920)
                                                     -------------    -------------     -------------    -------------

OTHER ITEMS

Write-off of amounts receivable                            (15,194)               -           (15,194)         (42,211)
Write-off of amounts                                        (5,566)               -          (118,636)               -
Impairment of oil and gas properties                        (4,841)            (930)         (354,946)         (74,678)
Write-off of capital assets                                      -                -           (41,829)               -
Write-down of other assets                                       -         (109,875)                -         (109,875)
Interest and other income                                       96            1,020             7,527           11,703
Unrealized foreign exchange loss                            (2,595)               -            (5,218)               -
                                                     -------------    -------------     -------------    -------------
                                                           (28,100)        (109,785)         (528,296)        (215,061)
                                                     -------------    -------------     -------------    -------------
LOSS FOR THE PERIOD                                        (37,445)        (189,354)         (587,377)        (409,981)
                                                     =============    =============     =============    =============

BASIC AND DILUTED LOSS PER SHARE                            $(0.00)          $(0.02)           $(0.08)          $(0.07)
                                                     =============    =============     =============    =============

Operations
----------
During the nine months ended February 28, 2003 the Company incurred $59,081 of general and administrative expenses compared to $194,920 for the comparable period in 2002, a decrease of $135,839. The decrease in loss in 2003 was attributed to a number of factors. Legal costs decreased by $22,497, from $27,534 in 2002 to $5,037 in 2003. The majority of the 2002 legal costs were incurred to prepare farm-out agreements. During 2003, salaries and benefits decreased $53,620, office and miscellaneous expenses decreased $55,592 and also wrote off $41,829 of capital assets reflecting the closure of the Barkersfield office.

With the unsuccessful drilling of the regional California prospects and the abandoned and plugged Michigan exploratory well, the Company has written-off $354,946 of costs.

Liquidity and Capital Resources
-------------------------------
The Company has funded its operations from the sale of its securities and the joint venture of its oil and gas prospects. With the unsuccessful outcome at the Basil Prospect, the Company no longer holds significant interests in oil and gas properties and is not generating operating cash flow to acquire additional oil and gas properties and/or meeting its ongoing obligations. As at February 28, 2003, the Company had a working capital deficiency of $106,040 and a net shareholders' deficiency of $27,921. The future viability of the Company is dependent upon the continued financial support of the Company's creditors, the ability to generate additional financing to satisfy future working capital requirements and, in the longer term, the generation of profit and positive cash flow from business operations. There are no assurances that the Company will be able to obtain adequate financings or generate sufficient cash flows.

Property Update
---------------
In January 2003, the Company acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company has funded $43,500 of initial development costs.

ON BEHALF OF THE BOARD

/s/ Nick DeMare
----------------------
Nick DeMare, Director



            The Exchange has in no way passed upon the merits of the
         proposed transaction and has neither approved nor disapproved the contents of this press release.

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